

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 22, 2006

Clifford Lerner
Chief Executive Officer
Etwine Holdings, Inc.
366 North Broadway, Suite 41042
Jericho, NY 11753

> **Re:** **eTwine Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 12, 2006**
> **File No. 333-132401**

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comments 1 and 6. Darrell Lerner was the president of eTwine.com and, based on disclosure in other EDGAR filings, Darrell Lerner appears to be a promoter for other shell companies:
   - He was the co-founder and president of Fantasy Sports Net Inc., which filed a Form SB-2 registration statement.
   - He was also the sole officer and director of Relocate411.com, which entered into a reverse merger with China Elite.
   - He was also a consultant and significant shareholder of New Medium Enterprise, f/k/a shopoverseas.com inc., which subsequently entered into reverse mergers.

> Please disclose this in the prospectus and describe whether any of these companies were ever successful in achieving profitability or carrying out their business plan.

2. Please update your financial statements and related disclosures to include the period ended March 31, 2006.

Prospectus Cover Page

3. We reissue prior comment 3. The Rule 473 delaying amendment language should be moved back to the registration statement facing page. The subject to completion legend required by Item 501(b)(10) of Regulation S-K should appear on the cover page of the prospectus rather than the facing page of the registration statement. Please revise.

4. Please disclose that your sole officer and director is also selling shares.

About Our Company

5. We note your response to prior comment 6. Please disclose that Universal Flirts, Inc. entered into its reverse merger three months after its registration statement went effective in December 2004.

6. We note that in the Sports Source Inc. filing, it was disclosed that Darrell Lerner was the president of eTwine.com, an online dating site. Please disclose Darrell Lerner's historical affiliation with eTwine.

Selling Shareholders

7. We note your response to prior comment 14. Since the purpose of the stock purchase agreement and share exchange was to incorporate the company in Delaware rather than New York, as set forth in your response to prior comment 6, please describe how each selling shareholder acquired the securities they are selling prior to the December 2005 exchange.

Part II. Item 26. Recent Sales of Unregistered Securities

8. For the shares issued to Anslow & Jaclin LLP and National Music and Entertainment, Inc., disclose the total offering price or describe the type and amount of consideration received by the company. See Item 701 of Regulation S-B.

Financial Statements

Note 2. Website, page 9

9. We note your response to prior comment 35. We also noted your disclosure that you anticipate implementing and completing a major upgrade to your website in June 2006. Please revise your disclosure to include a discussion of how you intend to account for upgrades to your website. In addition, please tell us what consideration you have given to whether the five year amortization period that you assigned to your initial website development costs is still appropriate given this planned upgrade. Reference paragraph eight of EITF 00-2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
      Anslow & Jaclin, LLP
      195 Route 9 South, Suite 204
      Manalapan, NJ 07726